NORTHERN ABITIBI

MINING CORP.

UNAUDITED INTERIM

FINANCIAL STATEMENTS

3rd Quarter Reports

June 30, 2005

#500, 926-5th Avenue S.W.

Calgary, Alberta

T2P 0N7

www.naminco.ca

Phone: (403) 233-2636

Fax:  (403) 266-2606

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2005 nor the unaudited interim statements of operations and cash flows and unaudited interim schedule of mineral properties for the nine month periods ended June 30, 2005 and June 30, 2004.

NORTHERN ABITIBI MINING CORP. INTERIM BALANCE SHEETS (Unaudited - prepared by management)
		June 30	September 30
		2005	2004

ASSETS
CURRENT
Cash and cash equivalents		$711,614	$37,053
Accounts receivable		3,114	1,567
		714,728	38,620
PREPAIDS		6,242	6,242

		$720,970	$44,862

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$239	$222
Due to related parties Note 3		-	1,464
		239	1,686

SHAREHOLDERS' EQUITY

CAPITAL STOCK Note 2
Authorized:
Unlimited number of common shares without par value
Issued:
38,712,314 common shares ( Sept.30, 2004 - 27,998,028)		9,008,231	8,587,720

CONTRIBUTED SURPLUS Note 2		490,206	183,206
DEFICIT		(8,777,706)	(8,727,750)

		720,731	43,176

		$720,970	$44,862

Commitments Note 4

Approved on behalf of the Board

"James Devonshire"	Director

"Jean Pierre Jutras"	Director

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP. INTERIM STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited - Prepared by Management)
	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004

REVENUE
Interest	$1,688	$171	$2,085	$1,067
Mining duties rebate	-	-	4,883	-
	1,688	171	6,968	1,067

EXPENSES
General and administrative	12,566	10,105	25,315	42,579
Reporting to shareholders	9,366	(1,017)	12,236	10,470
Professional fees	2,766	1,948	11,847	10,156
Stock exchange and transfer agent fees	3,530	1,372	7,526	5,443
	28,228	12,408	56,924	68,648
LOSS BEFORE THE UNDERNOTED	(26,540)	(12,237)	(49,956)	(67,581)
Abandonments and mineral property write-downs	-	(2,607,900)	-	(2,607,900)
LOSS FOR THE PERIOD	(26,540)	(2,620,137)	(49,956)	(2,675,481)
DEFICIT, beginning of period	(8,751,166)	(6,102,058)	(8,727,750)	(6,046,714)

DEFICIT, end of period	$(8,777,706)	$(8,722,195)	$(8,777,706)	$(8,722,195)
LOSS PER SHARE
basic and diluted	$0.00	$(0.10)	$0.00	$(0.10)
WEIGHTED AVERAGE SHARES
OUTSTANDING - basic and diluted	38,712,314	27,998,028	32,416,693	27,998,028

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP. INTERIM STATEMENTS OF CASH FLOWS (Unaudited - Prepared by Management)

	Three months ended June 30		Nine months ended June 30
	2005	2004	2005	2004
Increase (decrease) in cash and cash equivalents:

OPERATING ACTIVITIES
Interest received	$1,688	$171	$2,085	$1,067
Cash operating expenses	(32,500)	(10,230)	(59,917)	(62,279)
	(30,812)	(10,059)	(57,832)	(61,212)

INVESTING ACTIVITIES
Mineral property additions	-	-	-	(500)

FINANCING ACTIVITIES
Private placement proceeds	-	-	750,000	-
Share issue costs	(2,847)	-	(22,490)	-
Mining duties rebate	-	-	4,883	-
	(2,847)	-	732,393	-

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(33,659)	(10,059)	674,561	(61,712)
CASH AND CASH EQUIVALENTS:
beginning of period	745,273	56,411	37,053	108,064

end of period	$711,614	$46,352	$711,614	$46,352

Supplementary Information:
No cash was expended on interest or taxes during the periods ended June 30, 2005 and June 30, 2004.

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP. INTERIM SCHEDULE OF MINERAL PROPERTIES FOR THE NINE MONTHS ENDED JUNE 30, 2004 (Unaudited - prepared by management)

		Labrador	Quebec	Nunavut
		South	Douay
2004	Total	Voisey's Bay	Joutel	Keni
Exploration and development
expenditures:
Balance September 30, 2003	$2,260,474	$1,954,594	$84,506	$221,374
Geological consulting	500	200	300	-
Recoveries	(5,000)	(5,000)	-	-
Abandonments and write-offs	(2,255,974)	(1,949,794)	(84,806)	(221,374)
Balance June 30, 2004	-	-	-	-
Property acquisition costs:
Balance September 30, 2003	351,927	150,126	144,780	57,021
Costs incurred	-	-	-	-
Abandonments and write-offs	(351,927)	(150,126)	(144,780)	(57,021)
Balance June 30, 2004	-	-	-	-
Total mineral properties
June 30, 2004	$-	$-	$-	$-

As the Company's mineral properties were written-off during the nine months ended June 30, 2004, and no mineral property expenditures have been incurred since June 30, 2004,  there are no mineral property expenditures to report for the nine months ended June 30, 2005.

See accompanying notes to the financial statements.

NORTHERN ABITIBI MINING CORP.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – prepared by management)

1.

Accounting Policies

Basis of Presentation and Continuance of Operations

These unaudited interim financial statements, that were not subject to audit or review by the Company’s external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2004, except for the adoption of the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations.  These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2004 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

Management has estimated that the Company will have adequate funds from existing working capital to meet is obligations, including all payments related to properties, for the coming year.  If the Company is to expand its exploration plans significantly, it will require additional financing.

Asset Retirement Obligations

Effective October 1, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations.  This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis.  The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary.  An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs.  The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  The accretion expense is recorded as an operating expense.

As at June 30, 2005, Management has estimated that discounted clean-up obligations for future periods are not significant.

2.

Capital Stock and Contributed Surplus

a)       Issued

	Number of Shares	Capital Stock	Contributed Surplus
Balance September 30, 2004	27,998,028	$8,587,720	$ 183,206
Private placement (net of issue costs of $22,490)	10,714,286	420,511	307,000
Balance June 30, 2005	38,712,314	$9,008,231	$ 490,206

On March 10, 2005, the Company closed a non-brokered private placement of 10,714,286 Units at a price of $0.07 per unit.  Each unit was comprised of one common share and one warrant that may be exercised to purchase one common share at $0.10 per share to March 9, 2007.  The warrants were valued at $307,000 and this amount is included in contributed surplus.

NORTHERN ABITIBI MINING CORP.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – prepared by management)

2.     Capital Stock and Contributed Surplus (continued)

b)

 Stock options and warrants

i)  Options

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.  The options vest immediately upon granting.  The following summarizes stock options outstanding at June 30, 2005:

Expiry date	Number of shares	Exercise price
April 10, 2006	1,187,000	$0.10
June 11, 2006	650,000	$0.14
May 15, 2007	335,000	$0.12
March 23, 2008	200,000	$0.10
Total	2,372,000

During the nine months ended June 30, 2005, stock options to acquire 150,000 shares at $0.12 per share were cancelled.  There were no other option transactions during the period.

ii)  Warrants

Pursuant to the private placement described above, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007.  All of these warrants were outstanding at June 30, 2005.

1.

Related Party Transactions

During the nine months ended June 30, 2005, the Company was billed $1,800 for its share of base office lease costs and $1,900 for its share of lease operating and office costs by a company related by virtue of certain common officers and directors.  A company related by virtue of certain common officers and directors billed the Company for its share of general and administrative costs and allocated secretarial salaries.  The total billed for the nine months ended June 30, 2005 was $12,000.  Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations.  The aggregate billed for the nine months ended June 30, 2005 was $5,000.  Related party payables related to a portion of the billed office lease, general and administrative and secretarial billings.

Related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.  See also note 5.

2.

Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the Company is committed to make base office lease payments of $2,430 in each of the fiscal years ended September 30, 2005 and 2006 and $600 in fiscal 2007, the final year of the lease.  In addition the Company is committed to pay its share of annual lease operating costs.  See also note 5.

3.

Subsequent events

Subsequent to period end the Company incorporated a wholly owned subsidiary, NAMCOEX Inc., (NAMCOEX), in Nevada, USA.  NAMCOEX entered into two agreements to acquire mineral claims in the Atlanta Mining District, Lincoln County, Nevada.  The first agreement, dated July 12, 2005, gives the Company the option to acquire three patented mining claims by making an initial payment of $16,000 US, (paid), and staged payments over five years aggregating $125,000.  The second agreement dated August 5, 2005, gives the Company the option to acquire 30 adjoining unpatented mining claims by making an initial payment of $13,981 US, (paid), and staged payments over five years of $67,000.  At any point after the initial payment the Company may terminate either option agreement with no liability for future payments.

The first agreement is with a non-related vendor.  The second agreement is with a corporation whose president is a director of the Company.  The original payment of $13,981 US for the acquisition represented the aggregate costs expended on the property by the Director’s company from its acquisition date to August 5, 2005.  The terms of the acquisition from the non-related party were approved by non-related directors.

NORTHERN ABITIBI MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

The information included in this document should be read in conjunction with the unaudited interim financial statements for the nine months ended June 30, 2005 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is August 15, 2005.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage.  The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.  The Company’s philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to a mineable stage or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares.  None of the Company’s properties are in production.  Consequently, the Company’s net income is not a meaningful indicator of its performance or potential.

2)

Mineral Properties

Silver Park, Nevada, USA

On July 12, 2005 the Company, through its wholly-owned subsidiary NAMCOEX Inc., entered into an option agreement with a non-related Company to acquire a 100% interest in three patented mining claims aggregating 61 acres in Lincoln County, Nevada.  Pursuant to the agreement, the Company paid the vendor $16,000 US and will be required to make the following payments in order to acquire a 100% interest, subject to a 4.0% Net Smelter Royalty Interest retained by the vendor:

On or before July 15	Payment amount US Dollars
2006	$ 20,000
2007	25,000
2008	35,000
2009	45,000
Total	$125,000

At any time before July 15, 2009 the Company can acquire the property interest by having paid the full amount of all payments outlined in the table above and the initial $16,000 US payment, (aggregate $141,000 US).  The payments summarized in the table above are optional and the Company shall not be obligated to make or incur them unless they wish to continue to exercise their purchase option.  Once the Company has completed the acquisition it may acquire 2% of the vendor’s 4% Net Smelter Royalty Interest for $1 million US.

High-grade silver-gold veins were mined at Silver Park from the 1870’s, with reported grades of several kilos silver per ton, and up to 8.7 grams per tonne gold.  In the 1970’s shallow rotary drilling, (less than 30 meters deep), defined a near surface zone of disseminated mineralization at Silver Park.  A portion of this was mined by open pit and contained approximately 138 grams per tonne silver and up to one gram per tonne gold or more.  Management believes that there is excellent potential to trace the known mineralized body to depth and along strike, and for the discovery of new high-grade silver-gold veins.

NORTHERN ABITIBI MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

2) Mineral Properties (continued)

Silver Park, Nevada, USA

On August 5, 2005, the Company, through its wholly-owned subsidiary Namcoex Inc., entered into an option agreement to acquire 30 unpatented mining claims surrounding the claims described above.  The Company can earn a 100% interest in the 30 unpatented claims, subject to a Net Smelter Royalty of 3.0% retained by the vendor, by paying $13,981 US upon signing the agreement, (paid), and making the following payments to the vendor, Hot Spring Gold Corporation:

On or before August 5	Payment amount US Dollars
2006	$ 12,000
2007	15,000
2008	20,000
2009	20,000
Total	$ 67,000

At any time before August 5, 2009 the Company can acquire the property interest by having paid the full amount of all payments outlined in the table above and the initial $13,981 US payment, (aggregate $80,981 US).  The payments summarized in the table above are optional and the Company shall not be obligated to make or incur them unless they wish to continue to exercise their purchase option.  Once the Company has completed the acquisition it may acquire 1.5% of the vendor’s 3.0% Net Smelter Royalty Interest for $750,000 US.

The property acquisition is a related party transaction as the president of Hot Spring Gold Corporation is a director of the Company. The original payment of $13,981 US for the acquisition represented the aggregate costs expended on the property by the Director’s company from its acquisition date to August 5, 2005.  The terms of the acquisition from the related party were approved by non-related directors.

With the acquisition from Hot Spring, the Company’s land position at Silver Park has been increased to a total of 275 hectares covering several zones of alteration and mineralization, the largest of which exceeds 800 meters in length and 50 to 250 meters in width.  The property covers past producing high-grade underground mines plus a partially delineated zone of near-surface disseminated mineralization.

Permitting is in progress and a program of up to 1,100 meters of reverse circulation drilling is planned for the fall of 2005.

South Voisey Bay, Labrador

During the quarter ended June 30, 2004 the Company wrote-off its mineral property interest which is in South Voisey Bay, located approximately 260 kilometers northwest of Goose Bay, Labrador.  The Company has approximately a 47% interest in the property, and Donner Minerals Ltd., (Donner), the operator of the joint venture, has approximately a 53% interest.  Management continued to believe that the project had the potential to host a significant nickel-copper massive sulphide deposit, however the Company had insufficient funds to further exploration and had been unable to interest a third party in earning an interest in the property.  Consequently the carrying costs of the property were written-off.

Quebec

The Douay/Joutel property continues to be held on a “care and maintenance” basis.  No funds were committed for exploration on the property and no significant exploration expenditures were incurred during the year ended September 30, 2004.  Discussions had been held with a third party regarding the possible disposition of the Company’s interest in the property by way of an outright sale or option earn-in arrangement.  No agreement was reached however.  The operator of the joint venture has not proposed a program or budget for this property.  As a result of stalled exploration, the Company’s shortage of cash, and failed attempts to sell the property, Management determined that the carrying costs of Douay/Joutel, aggregating approximately $230,000 would be written-off at June 30, 2004.

NORTHERN ABITIBI MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

3)

Operating Results

Three months ended June 30, 2005 compared to three months ended June 30, 2004

The net loss for the current period ended June 30, 2005 of approximately $27,000 increased by approximately $15,000 from the comparative three month period.

The significant contributor to the increase in net loss was an increase of approximately $10,000 in reporting to shareholder expenses.  The finalization of year end financial statements was later in the current year than the previous year, hence certain of the costs such as printing and dissemination were not incurred until the third quarter in fiscal 2005, while all of the costs had been incurred in the second quarter during fiscal 2004.  General and administrative costs increased $2,000 and stock exchange and transfer agent fees increased $2,000.  The significant changes in general and administrative expenses related to administrative consulting costs which increased $2,000 and office and secretarial costs which increased $5,000 which were offset by a decrease in rent of $4,000.  The decrease in rent resulted from the Company negotiating a decrease when its activities and office utilization declined.  Increased consulting, office and secretarial costs were associated with the administrative requirements associated with the private placement late in the previous quarter and with the review of mineral prospects in Nevada.  The increase in stock exchange fees related to fees for registering the Company’s stock option plan.

Nine months ended June 30, 2005 compared to nine months ended June 30, 2004

The loss for the nine months ended June 30, 2005 of $50,000 was approximately $2,625,000 less than the comparative period loss.  The most significant contributing factor was the write-down of mineral properties in the amount of $2,608,000 during the comparative period.  Revenue increased during the current period due to the $5,000 mining duties rebate and an increase in interest income of $1,000 due to greater cash balances.  Further, expenses declined approximately $11,000.

General and administrative expenses declined $17,000.  The most significant decrease among the general and administrative costs was in occupancy costs which declined approximately $14,000 as a result of the Company negotiating a decrease in rent.  There were increased reporting to shareholder costs of approximately $2,000 primarily due to increased printing costs.  Stock exchange and transfer agent fees increased for the reason discussed under the three month comparative above.

The following summarizes the components of professional fees included in the statement of earnings:

	Nine months ended June 30, 2005	Nine months ended June 30, 2004
Legal and filing fees	$ 7,847	$ 5,556
Audit fees	4,000	4,600
Total	$11,847	$ 10,156

The following are the significant expenditures included in the General and Administrative expense financial statement category in the Statement of Operations:

	Nine months ended June 30, 2005	Nine months ended June 30, 2004
Administrative consulting fees	$ 5,746	$ 6,588
Occupancy costs	3,515	17,359
Office, secretarial and supplies	15,481	16,472
Other	573	2,160
Total	$ 25,315	$ 42,579

NORTHERN ABITIBI MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

4)

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2005 was $715,000, (September 30, 2004 - $37,000).  The Company expended $58,000 on operations.

The Company received approximately $5,000 of mining duty rebates in the current period.  Further the Company received approximately $728,000, net of share issue costs, from a non-brokered private placement during the period.  The Company has sufficient funds to carry it through the current fiscal year and the subsequent year.  The Company has recently entered into option agreements to acquire new prospective mineral properties in Nevada, USA, and will undertake a drilling program in mid-October to mid-November.  Budgeted costs for this program aggregate approximately $125,000.

5)

Financing

The Company received gross proceeds of $750,000 from a non-brokered private placement during the nine months ended June 30, 2005.  Pursuant to the private placement which closed on March 10, 2005, the Company issued 10,714,286 Units at $0.07 per unit.  Each unit was comprised of one common share and one warrant that may be exercised to acquire one common share at $0.10 per share to March 9, 2007.  These funds will be used to investigate, acquire and explore new mineral properties and to fund working capital.  No mineral property expenditures have been incurred to June 30, 2005.  Subsequent to period-end the Company entered into option agreements to acquire mineral properties in Nevada and made the initial payments pursuant to the agreements which aggregated approximately $30,000.

6)

Contractual Obligations

The Company has office lease obligations that require the payment of base lease costs aggregating $2,430 in each of fiscal years 2005 and 2006 and $600 in fiscal 2007, the final year of the lease.  The Company is also responsible for paying its share of lease operating costs that are expected to aggregate approximately $2,000 during fiscal 2005.

Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire 100% interests, subject to Net Smelter Royalties, in the Silver Park Nevada claims discussed above under 2) Mineral Properties.  The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire the property.  Annual payments by fiscal year, combined for the two agreements would be as follows:

Fiscal year of payment	Payment amount
2006	$ 32,000
2007	40,000
2008	55,000
2009	65,000
Total	$192,000

7)

Exploration Expenditures

No exploration expenditures were incurred during the nine months ended June 30, 2005.  Refer to the Schedule of Mineral Properties included in the financial statements for expenditures incurred during the comparative period.

NORTHERN ABITIBI MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

8)

Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2004	2003	2002
Financial Results
Interest Income	$ 1,217	$ 2,037	$ 7,212
Net Loss	$ (2,681,036)	$ (272,812)	$ (111,158)
Basic and diluted loss per share	$ (0.10)	$ (0.01)	$ 0.00
Financial Position
Working capital	$ 36,934	$ 105,569	$ 181,588
Total assets	$ 44,862	$ 2,735,423	$ 2,914,279
Share Capital	$ 8,587,720	$ 8,587,720	$ 8,578,170
Contributed Surplus	$ 183,206	$ 183,206	$ 104,206
Deficit	$ (8,727,750)	$ (6,046,714)	$ (5,773,902)

The large loss in 2004 and the large decrease in total assets from year-end 2003 to year-end 2004 is due to the write-off of mineral properties aggregating $2.6 million in fiscal 2004, (2003 - $81,000, 2002 – nil).  Stock option compensation expense of $79,000 in 2003, (2002 and 2004 - $Nil), caused the 2003 loss before mineral property write-downs to be greater than in the previous and subsequent years.

9)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	June 30 2005	Mar. 31 2005	Dec.31 2004	Sept.30 2004	Jun.30 2004	Mar.31 2004	Dec 31 2003	Sept 30 2003
Interest & Other	$ 1,688	$ 246	$ 5,034	$ 151	$ 171	$ 366	$ 529	$ 408
Net loss before mineral property write-offs	$(26,540)	$(18,160)	$ (5,256)	$(5,542)	$ (12,237)	$(33,615)	$ (21,729)	$(21,018)
Mineral property write-offs	-	$ -	$ -	$ (13)	(2,607,900)	$ -	$ -	$(66,053)
Net Loss	$(26,540)	$(18,160)	$ (5,256)	$(5,555)	(2,620,137)	$ (33,615)	$ (21,729)	$(87,071)
Basic and diluted loss per share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ (0.10)	$ 0.00	$ 0.00	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs.  Timing of the Company’s write-offs typically cannot be predicted in advance and will vary from one reporting period to the next.  As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company.  General and administrative expenses are higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period.  The result is a higher net loss before mineral property write-offs in these periods.  The disproportionate loss in the three months ended June 30, 2003 was due to the recording of stock option expense of $79,000 when options were granted.  This is a non-cash charge.  The high revenue amount in the December 31, 2004 quarter was due to the receipt of a mining duties rebate in that quarter.  Normally this amount would have offset related exploration costs capitalized, however all such costs had been previously written-off.  Losses in the three quarters ended March 31, 2005 were significantly lower than the comparative three quarters due to the sharp decrease in activities associated with cash shortages prior to the March, 2005 private placement.  Expenses began to increase again in the March and June, 2005 quarters due to the private placement financing and resultant related administrative costs and due to time and expenses spent investigating new mineral property prospects.

NORTHERN ABITIBI MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

10)

Directors and Officers

James Devonshire

Director and President

Jean Pierre Jutras

Director and Vice-President

Shane Ebert

Director

Lesley Hayes

Director

Shari Difley

Chief Financial Officer

Barbara O’Neill

Corporate Secretary

11)

Related Party Transactions

The following non-arm’s length transactions occurred during the nine months ended June 30, 2005:

i)   paid or accrued $1,800 to a corporation related by virtue of common officers and directors for rent of shared office space and $1,900 for lease operating and miscellaneous costs.

ii)  paid or accrued $5,200 for consulting fees charged by officers and directors or their companies on a per diem basis for accounting and administrative services provided.

iii) paid or accrued to a corporation related by virtue of certain common officers and directors $12,100  for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

The Company acquired mineral property claims from a director of the Company subsequent to June 30, 2005.  See 2) Mineral Properties, Silver Park Nevada, USA.

12)

 Capital Stock and Contributed Surplus

a)

Issued:

Refer to Note 2 to the financial statements.    There have been no changes to issued capital stock from June 30, 2005 to August 15, 2005.

b)

Stock Options and Warrants

        i)        Options

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant.  The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.  The options vest immediately upon granting.  There have been no options granted, none exercised and none cancelled from June 30, 2005 to August 15, 2005.  Refer to note 2 to the financial statements for details of the current period option transactions and period end balances.

        ii)        Warrants

Pursuant to the private placement described in 5) Financing, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007.  All of these warrants were outstanding at June 30, 2005 and none have been exercised from June 30, 2005 to August 15, 2005.

2)

Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the nine months ended June 30, 2005.  The Company does not employ a dedicated “investor relations” individual or firm.

NORTHERN ABITIBI MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2005

3)

Outlook

The Company’s primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine.  As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright.  The private placement funds that netted $728,000 are being used to finance the acquisition of the mineral claims in Nevada, the proposed drilling program on these claims and working capital needs.

4)

Risks

The success of the Company’s business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and base and precious metal price fluctuations.  As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds.  The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

5)

New Accounting Policies

Asset Retirement Obligations

Effective October 1, 2004 the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations.  This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis.  The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary.  An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs.  The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  The accretion expense is recorded as an operating expense.

As at June 30, 2005, Management has estimated that discounted clean-up obligations for future periods are not significant.

6)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

7)

Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.